For Immediate Release	Contact: Media Inquiries Karen Cutler (215)238-4063 Cutler-Karen@aramark.com Investor Inquiries Ian Bailey (215)409-7287 Bailey-Ian@aramark.com

Aramark Reports Strong First Quarter 2016 Results
***
Adjusted EPS Increased to $0.50, up 9% Constant Currency
Adjusted Operating Income Margin Increased to 7.1%, up 30 Basis Points

Philadelphia, PA, February 10, 2016 - Aramark (NYSE:ARMK), a global leader in food, facilities management and uniforms, today reported first quarter fiscal results.

KEY HIGHLIGHTS

•	GAAP sales of $3.7 billion, up 3% on an organic basis;

•	Adjusted operating income of $262 million, an increase of 7%[1]. GAAP operating income of $214 million;

•	Adjusted earnings per share of $0.50, an increase of 9%[1]. GAAP EPS of $0.38;

•	Adjusted operating income margin increased to 7.1%, a 30 basis point improvement[1]. GAAP operating income margin of 5.8%.

•	Full year adjusted EPS expectations unchanged, $1.65 to $1.75.
1 Constant currency

“Our strong start to 2016 included accelerated revenue growth and solid margin expansion which are the direct result of maintaining disciplined execution behind our clear and focused strategy. Our momentum was broad based across sectors and geographies while our transformation initiatives continued driving productivity improvements,” said Eric J. Foss, Chairman, President and CEO of Aramark. “We will keep investing in our people and business to position Aramark for additional growth and shareholder value creation going forward.”

FIRST QUARTER SALES RESULTS*

	Q1 '16 GAAP Sales	Q1 '15 GAAP Sales	GAAP Change	Organic Change
FSS North America	$2,623M	$2,564M	2%	4%
FSS International	695	759	(8%)	2%
Uniform & Career Apparel	393	379	4%	4%
Total Company	$3,710M	$3,702M	Flat	3%
* May not total due to rounding.

The company experienced solid retention rates, strong new client wins and underlying base business expansion in the quarter. Organic sales growth was broad based across the segments, with notable gains in North America coming from new client onboarding in Education and strong playoff activity in Sports, Leisure and Corrections. FSS International’s organic growth was driven by strong expansion in Emerging Markets, particularly China. Organic sales in Uniform and Career Apparel continue to benefit from previously announced capacity expansion.

FIRST QUARTER ADJUSTED OPERATING INCOME (AOI) RESULTS*

	Q1 '16 AOI	Q1 '15 AOI	AOI Change	AOI Change Constant Currency	Q1 '16 GAAP Operating Income
FSS North America	$198M	$186M	6%	8%	$168M
FSS International	30	31	(6%)	7%	30
Uniform & Career Apparel	50	51	(3%)	(3%)	50
Corporate	(15)	(17)			(35)
Total Company	$262M	$252M	4%		$214M
Effect of Currency Translation	7
Constant Currency AOI	$270M			7%
* May not total due to rounding.

The company continued to drive solid productivity gains from food and labor initiatives in the first quarter, particularly in its FSS North America locations. FSS International’s results reflect continued positive momentum in revenue and strong productivity trends, particularly in the emerging markets. Consistent with expectations, the Uniform & Career Apparel segment results were adversely impacted by temporary start-up costs associated with capacity expansion.

FIRST QUARTER SUMMARY
Adjusted net income was $123 million or $0.50 per share, versus adjusted net income of $116 million or $0.47 per share in the first quarter of 2015. The significant strengthening of the U.S. dollar versus the prior year period decreased sales by approximately $113 million, operating income by $7 million and earnings per share by $0.01 in the quarter.

On a GAAP basis, sales were $3.7 billion, operating income was $214 million, net income attributable to Aramark stockholders was $93 million and diluted earnings per share were $0.38. This compares to the first quarter of 2015 where on a GAAP basis, sales were $3.7 billion, operating income was $202 million, net income attributable to Aramark stockholders was $85 million and diluted earnings per share were $0.35. First quarter GAAP diluted earnings per share increased 9% year-over-year.

LIQUIDITY & CAPITAL STRUCTURE
As of January 1, 2016 the company’s total debt was $5.5 billion, representing a reduction of approximately $270 million versus the prior year’s first quarter end. Total debt to adjusted EBITDA was 4.3x, an approximate 30 basis point reduction versus the prior year measurement. Corporate liquidity remains strong, and at quarter end the company had approximately $780 million in cash and availability on its revolving credit facility. Consistent with the company’s commitment to strengthen its financial flexibility, during the quarter $400 million of 8-year fixed rate unsecured notes due in 2024 were issued.

2016 OUTLOOK
The company’s outlook for constant-currency 2016 adjusted EPS remains unchanged within a range of $1.65 to $1.75 per share.

COMPANY UPDATE
At its 2016 Shareholders Meeting on February 2, Aramark elected the following directors to its board: Lisa G. Bisaccia, Executive Vice President and Chief Human Resources Officer for CVS Health Corporation; Richard Dreiling, Former Chairman and Chief Executive Officer of Dollar General Corporation; and Dr. John A. Quelch, the Charles Edward Wilson Professor of Business Administration at Harvard Business School and Professor in Health Policy and Management at Harvard TH Chan School of Public Health. Director David A. Barr, a managing director at Warburg Pincus, an equity sponsor of Aramark prior to the company’s 2013 IPO, did not stand for re-election.

CONFERENCE CALL SCHEDULED
The company has scheduled a conference call at 10 a.m. Eastern Standard Time today to discuss its earnings. This call and related materials can be heard and reviewed, either live or on a delayed basis, on the company's web site, www.aramark.com on the investor relations page.

About Aramark
Aramark (NYSE: ARMK) is in the customer service business across food, facilities and uniforms, wherever people work, learn, recover, and play. United by a passion to serve, our approximately 270,000 employees deliver experiences that enrich and nourish the lives of millions of people in 21 countries around the world every day. Aramark is recognized among the Most Admired Companies by FORTUNE and the World’s Most Ethical Companies by the Ethisphere Institute. Learn more at www.aramark.com or connect with us on Facebook and Twitter.

# # #

Selected Operational and Financial Metrics

Adjusted Sales (Organic)
Management believes that presentation of sales growth, adjusted to eliminate the effects of acquisitions and divestitures and the impact of currency translation, provides useful information to investors because it enhances comparability between the current year and prior year reporting periods.

Adjusted Operating Income
Adjusted Operating Income represents operating income adjusted to eliminate the change in amortization of acquisition-related customer relationship intangible assets and depreciation of property and equipment resulting from the going-private transaction in 2007 (the "Transaction"); the impact of the change in fair value related to certain gasoline and diesel agreements; severance and other charges; share-based compensation; the effects of acquisitions and divestitures and other items impacting comparability.

Adjusted Operating Income (Constant Currency)
Adjusted Operating Income (Constant Currency) represents Adjusted Operating Income adjusted to eliminate the impact of currency translation.

Adjusted EBITDA
Adjusted EBITDA represents Adjusted Operating Income (Constant Currency) further adjusted to exclude the impact of all other depreciation and amortization expense.

Adjusted Net Income
Adjusted Net Income represents net income attributable to Aramark stockholders adjusted to eliminate the impact of discontinued operations; the change in amortization of acquisition-related customer relationship intangible assets and depreciation of property and equipment resulting from the Transaction; the impact of changes in the fair value related to certain gasoline and diesel agreements; severance and other charges; share-based compensation; the effects of acquisitions and divestitures and other items impacting comparability, less the tax impact of these adjustments. Management believes that presentation of net income as adjusted is useful information to investors because we use such information when evaluating net income to better evaluate the underlying operating performance of the company.

Adjusted Net Income (Constant Currency)
Adjusted Net Income (Constant Currency) represents Adjusted Net Income adjusted to eliminate the impact of currency translation.

We use Adjusted Sales (Organic), Adjusted Operating Income, Adjusted EBITDA and Adjusted Net Income as supplemental measures of our operating profitability and to control our cash operating costs. These financial metrics are not measurements of financial performance under generally accepted accounting principles, or GAAP. We believe the presentation of these metrics is appropriate to provide additional information to investors about our operating performance. Our presentation of these metrics has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. You should not consider these measures as alternatives to sales, operating income or net income, determined in accordance with GAAP. Adjusted Sales (Organic), Adjusted Operating Income, Adjusted EBITDA and Adjusted Net Income as presented by us, may not be comparable to other similarly titled measures of other companies because not all companies use identical calculations.

Explanatory Notes to the Non-GAAP Schedules
Amortization of acquisition-related customer relationship intangible assets and depreciation of property and equipment resulting from the Transaction - adjustments to eliminate the change in amortization and depreciation resulting from the purchase accounting applied to the January 26, 2007 going-private transaction executed with investment funds affiliated with GS Capital Partners, CCMP Capital Advisors, LLC and J.P. Morgan Partners, LLC, Thomas H. Lee Partners, L.P. and Warburg Pincus LLC as well as approximately 250 senior management personnel.
Share-based compensation - adjustments to eliminate compensation expense related to the company's issuances of share-based awards and the related employer payroll tax expense incurred by the company when employees exercise in the money stock options or vest in restricted stock awards.
Severance and other charges - adjustments to eliminate severance expenses and other costs incurred in the applicable period such as costs incurred to start-up our Business Service Center in Nashville, TN ($3.7 million for the first quarter of 2015), organizational streamlining initiatives ($0.9 million expense reduction for the first quarter of 2016 and $0.8 million expense reduction for the first quarter of 2015), and other consulting costs related to transformation initiatives ($3.5 million for the first quarter of 2016 and $5.6 million for the first quarter of 2015).
Effects of acquisitions and divestitures - adjustments to eliminate the impact that acquisitions and divestitures had on the comparative periods.
Gains, losses and settlements impacting comparability - adjustments to eliminate certain transactions that are not indicative of our ongoing operational performance such as insurance reserve adjustments due to favorable claims experience ($8.3 million for the first quarter of 2015), additional asset impairment associated with preparing a property for sale ($1.7 million for the first quarter of 2016), expenses related to a secondary offering of common stock by certain of our stockholders in December of 2014 ($1.1 million for the first quarter of 2015), the impact of the change in fair value related to certain gasoline and diesel agreements ($0.8 million for the first quarter of fiscal 2016 and $3.6 million for the first quarter of 2015) and other miscellaneous expenses.
Effect of currency translation - adjustments to eliminate the impact that fluctuations in currency translation rates had on the comparative results by presenting the periods on a constant currency basis. Assumes constant foreign currency exchange rates based on the rates in effect for the prior year period being used in translation for the comparable current year period.

Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect our current views as to future events and financial performance with respect to, without limitation, conditions in our industry, our operations, our economic performance and financial condition, including, in particular, statements relating to our business and growth strategy. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “outlook,” “aim,” “anticipate,” “are confident,” “have confidence,” “estimate,” “expect,” “will be,” “will continue,” “will likely result,” “project,” “intend,” “plan,” “believe,” “see,” “look to” and other words and terms of similar meaning or the negative versions of such words.
Forward-looking statements speak only as of the date made. All statements we make relating to our estimated and projected earnings, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include without limitation: unfavorable economic conditions; natural disasters, global calamities, sports strikes and other adverse incidents; the failure to retain current clients, renew existing client contracts and obtain new client contracts; a determination by clients to reduce their outsourcing or use of preferred vendors; competition in our industries; increased operating costs and obstacles to cost recovery due to the pricing and cancellation terms of our food and support services contracts; the inability to achieve cost savings through our cost reduction efforts; our expansion strategy; the failure to maintain food safety throughout our supply chain, food-borne illness concerns and claims of illness or injury; governmental regulations including those relating to food and beverages, the environment, wage and hour and government contracting; liability associated with noncompliance with applicable law or other governmental regulations; new interpretations of or changes in the enforcement of the government regulatory framework; currency risks and other risks associated with international operations, including Foreign Corrupt Practices Act, U.K. Bribery Act and other anti-corruption law compliance; continued or further unionization of our workforce; liability resulting from our participation in multiemployer defined benefit pension plans; risks associated with suppliers from whom our products are sourced; disruptions to our relationship with, or to the business of, our primary distributor; the inability to hire and retain sufficient qualified personnel or increases in labor costs; healthcare reform legislation; the contract intensive nature of our business, which may lead to client disputes; seasonality; disruptions in the availability of our computer systems or privacy breaches; failure to maintain effective internal controls; our leverage; the inability to generate sufficient cash to service all of our indebtedness; debt agreements that limit our flexibility in operating our business and other factors set forth in the “Risk Factors,” -“ Legal Proceedings” and “Management Discussion and Analysis of Financial Condition and Results of Operations” sections and other sections of our Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 1, 2015 as such factors may be updated from time to time in our other periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and which may be obtained by contacting Aramark’s investor relations department via its website www.aramark.com. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in our filings with the SEC. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, us. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, changes in our expectations, or otherwise, except as required by law.

ARAMARK AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In Thousands, Except Per Share Amounts)

	Three Months	Three Months
	Ended	Ended
	January 1, 2016	January 2, 2015

Sales	$3,710,275	$3,702,353

Costs and Expenses:
Cost of services provided	3,294,523	3,287,281
Depreciation and amortization	127,518	125,283
Selling and general corporate expenses	74,141	87,886
	3,496,182	3,500,450
Operating income	214,093	201,903
Interest and other financing costs, net	71,320	71,923
Income before income taxes	142,773	129,980
Provision for income taxes	49,337	44,360
Net income	93,436	85,620
Less: Net income attributable to noncontrolling interest	93	123
Net income attributable to Aramark stockholders	$93,343	$85,497

Earnings per share attributable to Aramark stockholders:
Basic	$0.39	$0.36
Diluted	$0.38	$0.35

Weighted Average Shares Outstanding:
Basic	240,521	234,621
Diluted	247,613	244,724

ARAMARK AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In Thousands)

	January 1, 2016	October 2, 2015
Assets

Current Assets:
Cash and cash equivalents	$115,358	$122,416
Receivables	1,494,072	1,444,574
Inventories	563,408	575,263
Prepayments and other current assets	213,829	236,870
Total current assets	2,386,667	2,379,123
Property and Equipment, net	927,278	959,345
Goodwill	4,548,379	4,558,968
Other Intangible Assets	1,077,534	1,111,980
Other Assets	1,210,036	1,186,941
	$10,149,894	$10,196,357

Liabilities and Stockholders' Equity

Current Liabilities:
Current maturities of long-term borrowings	$54,186	$81,427
Accounts payable	650,655	850,040
Accrued expenses and other current liabilities	1,023,478	1,249,521
Total current liabilities	1,728,319	2,180,988
Long-Term Borrowings	5,485,964	5,184,597
Other Liabilities	955,855	937,311
Redeemable Noncontrolling Interest	9,980	10,102
Total Stockholders' Equity	1,969,776	1,883,359
	$10,149,894	$10,196,357

ARAMARK AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In Thousands)

	Three Months	Three Months
	Ended	Ended
	January 1, 2016	January 2, 2015

Cash flows from operating activities:
Net income	$93,436	$85,620
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	127,518	125,283
Deferred income taxes	21,399	(11,955)
Share-based compensation expense	15,270	15,792
Changes in operating assets and liabilities	(456,127)	(455,004)
Other operating activities	3,179	(3,566)
Net cash used in operating activities	(195,325)	(243,830)

Cash flows from investing activities:
Net purchases of property and equipment, client contract investments and other	(89,482)	(125,919)
Acquisition, divestitures and other investing activities	3,348	1,281
Net cash used in investing activities	(86,134)	(124,638)

Cash flows from financing activities:
Net proceeds/payments of long-term borrowings	259,214	356,115
Net change in funding under the Receivables Facility	25,000	25,000
Payments of dividends	(22,853)	(20,225)
Proceeds from issuance of common stock	7,512	3,784
Other financing activities	5,528	12,918
Net cash provided by financing activities	274,401	377,592
Increase (decrease) in cash and cash equivalents	(7,058)	9,124
Cash and cash equivalents, beginning of period	122,416	111,690
Cash and cash equivalents, end of period	$115,358	$120,814

ARAMARK AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP MEASURES
ADJUSTED CONSOLIDATED OPERATING INCOME MARGIN
(Unaudited)
(In thousands)

	Three Months Ended
	January 1, 2016
	FSS North America	FSS International	Uniform	Corporate	Aramark and Subsidiaries
Sales (as reported)	$2,622,641	$694,919	$392,715		$3,710,275
Operating Income (as reported)	$168,329	$30,023	$50,343	$(34,602)	$214,093
Operating Income Margin (as reported)	6.4%	4.3%	12.8%		5.8%

Sales (as reported)	$2,622,641	$694,919	$392,715		$3,710,275
Effect of Currency Translation	31,102	82,055	—		$113,157
Adjusted Sales (Organic)	$2,653,743	$776,974	$392,715		$3,823,432
Sales growth (as reported)	2.3%	-8.4%	3.5%		0.2%
Adjusted Sales Growth (Organic)	3.5%	2.4%	3.5%		3.3%

Operating Income (as reported)	$168,329	$30,023	$50,343	$(34,602)	$214,093
Amortization of Acquisition-Related Customer Relationship Intangible Assets and Depreciation of Property and Equipment Resulting from the Transaction	27,342	142	(655)	—	26,829
Share-Based Compensation	326	72	40	15,663	16,101
Severance and Other Charges	—	(864)	—	3,435	2,571
Gains, Losses and Settlements impacting comparability	1,710	381	—	765	2,856
Adjusted Operating Income	$197,707	$29,754	$49,728	$(14,739)	$262,450
Effect of Currency Translation	3.379	3.887	—	—	7.266
Adjusted Operating Income (Constant Currency)	$201,086	$33,641	$49,728	$(14,739)	$269,716

Adjusted Operating Income Growth	6.2%	-5.5%	-3.3%		4.2%
Adjusted Operating Income Growth (Constant Currency)	8.0%	6.8%	-3.3%		7.1%
Adjusted Operating Income Margin (Constant Currency)	7.6%	4.3%	12.7%		7.1%

	Three Months Ended
	January 2, 2015
	FSS North America	FSS International	Uniform	Corporate	Aramark and Subsidiaries
Sales (as reported)	$2,564,366	$758,671	$379,316		$3,702,353
Adjusted Sales (Organic)	$2,564,366	$758,671	$379,316		$3,702,353

Operating Income (as reported)	$162,377	$30,668	$54,549	$(45,691)	$201,903
Amortization of Acquisition-Related Customer Relationship Intangible Assets and Depreciation of Property and Equipment Resulting from the Transaction	27,971	1,420	(702)	—	28,689
Share-Based Compensation	580	55	161	16,003	16,799
Severance and Other Charges	1,500	(1,000)	158	7,785	8,443
Effect of Acquisitions and Divestitures	(157)	(104)	15	—	(246)
Gains, Losses and Settlements impacting comparability	(6,148)	458	(2,732)	4,679	(3,743)
Adjusted Operating Income	$186,123	$31,497	$51,449	$(17,224)	$251,845

Operating Income Margin (as reported)	6.3%	4.0%	14.4%		5.5%
Adjusted Operating Income Margin	7.3%	4.2%	13.6%		6.8%

ARAMARK AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP MEASURES
ADJUSTED NET INCOME & ADJUSTED EPS
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended	Three Months Ended
	January 1, 2016	January 2, 2015

Net Income Attributable to Aramark Stockholders (as reported)	$93,343	$85,497
Adjustment:
Amortization of Acquisition-Related Customer Relationship Intangible Assets and Depreciation of Property and Equipment Resulting from the Transaction	26,829	28,689
Share-Based Compensation	16,101	16,799
Severance and Other Charges	2,571	8,443
Gains, Losses and Settlements impacting comparability	2,856	(3,989)
Tax Impact of Adjustments to Adjusted Net Income	(19,113)	(19,624)
Adjusted Net Income	$122,587	$115,815
Effect of Currency Translation, net of Tax	4,571	—
Adjusted Net Income (Constant Currency)	127,158	115,815

Adjusted Earnings Per Share
Adjusted Net Income	$122,587	$115,815
Diluted Weighted Average Shares Outstanding	247,613	244,724
	$0.50	$0.47

Adjusted Earnings Per Share (Constant Currency)
Adjusted Net Income (Constant Currency)	$127,158	$115,815
Diluted Weighted Average Shares Outstanding	247,613	244,724
	$0.51	$0.47

ARAMARK AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP MEASURES
DEBT TO ADJUSTED EBITDA
(Unaudited)
(In thousands)

	Twelve Months Ended
	January 1, 2016	January 2, 2015

Net Income Attributable to Aramark Stockholders (as reported)	$243,792	$190,163
Adjustment:
Amortization of Acquisition-Related Customer Relationship Intangible Assets and Depreciation of Property and Equipment Resulting from the Transaction	108,220	118,678
Share-based compensation	72,102	55,808
Effect of currency translation	7,266	—
Severance and other charges	60,673	56,959
Branding	—	21,734
Initial public offering related expenses, including share-based compensation	—	14,276
Gains, Losses and Settlements impacting comparability	10,217	(4,493)
Effect of Refinancing on Interest and Other Financing Costs, net	—	25,705
Tax impact of Adjustments to Adjusted Net Income	(104,669)	(113,920)
Adjusted Net Income (Constant Currency)	$397,601	$364,910
Adjustment:
Tax Impact of Adjustments to Adjusted Net Income	104,669	88,215
Provision for Income Taxes	109,997	95,625
Interest and Other Financing Costs, net	285,339	323,456
Adjusted Operating Income (Constant Currency)	$897,606	$872,206
Adjustment:
Amortization of Acquisition-Related Customer Relationship Intangible Assets and Depreciation of Property and Equipment Resulting from the Transaction	(108,220)	(118,678)
Depreciation and Amortization	506,268	510,040
Adjusted EBITDA (Constant Currency)	$1,295,654	$1,263,568

Debt to Adjusted EBITDA
Total Long-Term Borrowings	$5,540,150	$5,807,887
Adjusted EBITDA	$1,295,654	$1,263,568
Debt/Adjusted EBITDA	4.3	4.6